SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934

Blackrock North American Government Income Trust
(Name of Issuer)

Common Stock
(Title of Class of Securities)

092475102
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 8 pages)
There are two exhibits attached.

















ITEM 1	Security and Issuer
		Common Stock
		Blackrock North American Government Income Trust
		Blackrock Inc.
		345 Park Avenue
		New York, NY   10154
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of BNA on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
a)  KIM has purchased Shares for investment purposes.  Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of BNA fit the investment guidelines for various Accounts.  Shares have been acquired
since  May 8, 1996.
b)  Although initially purchased for investment purposes only, a special meeting called by the fund to consider proposals that if passed would significantly change the investment objectives and restrictions of the fund, prompted KIM to contact fund management.  On June 12,
2002, a letter was sent to the fund (Exhibit 1) and a shareholder proposal to conduct a tender offer was submitted (Exhibit 2).
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 838,720 shares, which represents 2.43% of the outstanding Shares. Karpus Investment
Management Profit Sharing Plan presently owns 900 shares purchased on January 10, 1997 at $9.75 (500 shares), December 29 at $10.50
(400 shares), September 19 and 20, 2001 at $10.22 (600 shares),
November 26 at $10.22 (200 shares), February 6, 2002 at $9.98 (150 shares), and March 5 at $10.11 (250 shares), and sold on July 8, 1999 at $10.00 (900 shares), May 20, 2002 at $10.52 (100 shares),
May 22 at $10.53 (100 shares), and May 28 at $10.54 (100 shares).
Sophie P. Karpus presently owns 300 shares purchased on December 14,
2000 at $9.6875 (200 shares), February 6, 2002 at $9.98 (50 shares), and
March 5 at $10.11 (50 shares). None of the other Principles of KIM presently owns shares of BNA.
       b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
4/1/2002
3400
9.94

5/6/2002
-8500
10.32
4/2/2002
29700
9.94

5/7/2002
-1400
10.33
4/3/2002
200
9.94

5/8/2002
-3100
10.33
4/4/2002
1350
9.93

5/10/2002
-10000
10.34
4/5/2002
6550
9.89

5/20/2002
-9000
10.52
4/9/2002
650
9.89

5/21/2002
-5500
10.52
4/10/2002
400
9.92

5/22/2002
-64150
10.53
4/11/2002
39900
9.9

5/24/2002
-3100
10.54
4/12/2002
11350
9.9

5/28/2002
-7600
10.54
4/16/2002
1800
9.92




4/17/2002
675
9.94




4/18/2002
700
9.92




4/19/2002
1000
9.95




The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of BNA Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.

Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



June 12, 2002 			     	   By:________________________
       Date						   Signature
					Scott D. Nasca, Corporate Vice President
          Name/Title


Exhibit 1
This Letter was sent to the Fund June 12, 2002

Karpus Investment Management represents beneficial ownership of approximately 838,720 shares (or approximately 2.4% of the outstanding shares) of BlackRock North American Government Income Trust Inc (BNA).

The preliminary proxy dated June 5, 2002 has caused considerable concern regarding the magnitude of the proposed changes in fundamental investment
policies of the fund.   It is troubling when any fund wishes to reclassify
fundamental policy as non-fundamental. This removes the authority of the Fund shareholders to approve changes in the investment style or purpose of the Fund, placing all the control within the judgment of the Board and Fund management. This right of the shareholders should not be relinquished to any group. Shareholders may not realize what they are consenting to and that their rights are being surrendered to management. This also severely increases the fiduciary liability of the Board and management.

The investors in BNA have purchased the fund based on current fundamental objectives. The proposed changes may not fit with many shareholders needs and may force them to sell their shares, causing the discount to widen.

By requesting a modification of BNA?s investment objective, the fund is forcing dissenting shareholders to liquidate shares in the market. Karpus Investment Management (KIM) has some clients who, by limitations in investment guidelines, may not be able to continue holding shares should the proposed modification be approved by shareholders. There are instances where the partial investment in Canadian securities fulfills a portion of the foreign investment percentage needed for the account diversification and objective. In other instances, KIM may need to liquidate shares because of the ?new high-yield? allocation taken on by the fund, as this may be not allowed due to account restrictions. Should the proposals be approved, it is the opinion of KIM that this could create selling pressure on fund shares and
widen the discount at which the fund trades.   This is not a risk that in my
opinion is properly disclosed in the preliminary proxy material. Economic harm may come to shareholders that remain in the fund should large shareholders flee.

BNA over the past year has traded an average of 40,291 shares per day (6/11/01 to 6/10/02). Over the past two years the fund has traded an average of 34,189
shares per day.   Should a holder, such as KIM, be forced to liquidate shares in the market, the resulting selling pressure could cause severe economic harm to the remaining shareholders. It is our belief this possibility should be disclosed within the proxy materials disseminated to the shareholders of the fund as an economic risk should the proposal take effect.

The restructured fund also calls for ?engaging in active and frequent trading of portfolio securities to achieve its principal investment strategies?. This leads to the possibility of interest rate timing along with increased credit risk within the fund. Interest rate timing is not mentioned in the original prospectus and marketing materials.

Proposal No 2 to modify BNA?s fundamental investment restriction concerning borrowing also is problematic. An increase in leverage (borrowing) from 33 1/3% to 50% is in my opinion a monumental difference. Once again, I believe that the economic risks to shareholders by increased borrowing ability of the fund have not been fully disclosed to the shareholders of the fund.

In Proposal No 3 modification of BNA?s fundamental investment restriction concerning the purchase of real estate may possibly increase risk within the fund. By allowing investment in a wide range of mortgage-related and other bonds secured by real-estate or interest therein without having to determine whether such bonds are similar to mortgage backed securities leading to the possibility of BNA trading real-estate received in connection with defaulted securities adds another layer of risk within the Fund. Once again, I do not see this risk being fully disclosed.

The proposal to modify BNA?s fundamental investment restriction concerning the purchase or sale of commodities is beyond the original scope of the fund and should not be allowed by the shareholders. The 1940 Act in its wisdom, allows funds to invest up to 5% of their total assets in initial margin to purchase derivatives for non-hedging purposes. The Fund and the Directors, by their support of this proposal, are severely increasing the risks within the Fund. This is asking the shareholders to leave the door open to changes that they may not approve. The Fund states BNA has no present intention to use commodities for non-hedging purposes, but wants this change to increase investment flexibility. The shareholders are being asked to give up their fundamental right to approve any future changes in this area and bestow this power upon a Board and management with strictly a ?trust us? promise. It is my opinion that this power belongs in the hands of the shareholders and should never be transferred.

KIM is prohibited from commodity investments by some of our clients. This restriction may dictate the sale of shares.

Reclassification of BNA?s fundamental investment restriction concerning investing for the purpose of exercising control over management from fundamental to non-fundamental by itself may open the fund up to a series of litigation and increasing expenses currently not disclosed within the proxy materials.

Changes in the fundamental investment policies of a fund belong in the hands of the shareholders of the fund. By changing fundamental policy to non-fundamental policy shareholders are empowering Directors and management to make changes within funds that may not be within the investment parameters or guidelines for investment. Because of our beliefs, we can not support any of the proposed changes for BNA and will encourage all shareholders to vote against the proposed changes.

Consequently, I am attaching a proposal to be presented to the shareholders at the special meeting of stockholders to be held on Wednesday, July 31, 2002.




Exhibit 2
The Proposal sent to the Fund June 12, 2002

Karpus Management, Inc. d/b/a Karpus Investment Management (KIM) is the beneficial owner as of June 7, 2002 of 838,720 shares of the common stock of BlackRock North American Government Income
Trust, Inc, (BNA) (the Fund) for at least one year or more as attested by Schedule 13D filing with the Securities and Exchange Commission.
We have been the beneficial owner of the shares valued at more than $2,000 for more than one year and expect to continue ownership through the date of the Fund?s next shareholder meeting. KIM?s first purchase of shares began on May 8, 1996. All such purchases have been made in the open market.

Pursuant to Rule 14-28(b)(2)(ii) of the Securities Exchange Act of 1934, we
(KIM) are hereby submitting the following proposal and supporting statement for inclusion in any and all proxy materials of the Special Meeting of Stockholders to be held on Wednesday, July 31, 2002 or any adjournments or re-scheduling of such meeting. Attached is our Schedule 13D as electronically filed with the Securities and Exchange Commission.

PROPOSAL

Should the proposed changes in fundamental investment policy become non-fundamental policy, then the Fund will immediately conduct a tender offer for all shares, allowing all dissenting shareholders the ability to exit the Fund at net asset value.

SUPPORTING STATEMENT

It is the belief of KIM that fundamental investment policies adopted at the birth of a fund should not be compromised. Fundamental policy is the insurance that a Fund invests within the parameter desired by the shareholders, is disclosed within the original prospectus, and is the reason that shareholders invest in a particular fund. To convert policies from fundamental to non-fundamental removes from the shareholders the ability to dictate the investment criteria of a Fund. This further empowers management and the Board of Directors with the sole power of the investment direction of the Fund.

BNA has called a Special Meeting of Shareholders seeking to remove the decision power of its shareholders and give this power to management and the Board of Directors. Shareholders of the Fund must not allow this to happen. Basically, should this happen KIM believes that this will completely remove the voting power on the direction of the Fund from the shareholders and place it with management, who may not have the same agenda as the shareholders.

The Fund has failed in the opinion of KIM to disclose to its shareholders the effect these proposals may have on the shareholders who remain in the Fund, should these changes be passed. Large institutional shareholders, such as KIM, may not be able to continue holding shares of the Fund due to investment guideline restrictions. This may force KIM to sell shares in the open market. Over the past year, BNA has traded an average of 40,291 shares per day (6/11/01 to 6/10/02). KIM?s shares would equal the entire volume traded for approximately 21 business days. Other dissenting shareholders may also sell their shares, which could cause the discount to further widen.

It is the opinion of KIM that the selling pressure the Fund may come under, may cause economic harm to all shareholders that remain in the Fund. This is a risk that is not disclosed to the shareholders in the proxy materials. Why is the Fund not telling shareholders about this risk? It is KIM?s belief that if they did, no one would support the Fund?s proposals.

KIM is seeking the support of the fellow shareholders in rejecting the proposals presented by the Fund. We are being asked to relinquish the power of deciding how our Fund should be invested by renouncing fundamental investment policies and accept new non-fundamental policies. Should these proposals come into effect, KIM believes that the sacrifice made in terms of democracy will be detrimental to the Fund and its shareholders.

End of Proposal